Filed Pursuant to Rule 424(b)(7)
File Number 333-114863

PROSPECTUS SUPPLEMENT

dated December 15, 2005

to Prospectus dated April 1, 2005

$250,000,000

3 1/2% Convertible Subordinated Notes due 2011

and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of 3 1/2% convertible subordinated notes due 2011 of Incyte Corporation and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated April 1, 2005, which is to be delivered with this prospectus supplement.

The information in the table appearing under the heading “Selling Securityholders” in the prospectus is supplemented and superseded in part by the information appearing in the table below:

Name	Principal Amount of Notes Beneficially Owned that may be Offered(1)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered(1)	Percentage of Common Stock Outstanding (%)(2)
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund Ltd.	$120,000	*	10,696	10,696	*

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 89.1385 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(i), using 83,421,780 shares of common stock outstanding as of October 26, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

Investing in the notes and our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.